CYTEIR THERAPEUTICS, INC.

P.O. Box 80084

Stoneham, Massachusetts

March 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cyteir Therapeutics, Inc. (the “Registrant”)

Application for Withdrawal of Registrant’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-257920 filed on March 18, 2024

Application for Withdrawal of Registrant’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-263607 filed on March 18, 2024

Application for Withdrawal of Registrant’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-270787 filed on March 18, 2024

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cyteir Therapeutics, Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-257920, Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-263607 and Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-270787, each filed with the Commission on March 18, 2024 (collectively, the “Post-Effective Amendments”), as of the date hereof. We are requesting withdrawal of the Post-Effective Amendments filed on March 18, 2024 because of a filing error relating to the EDGAR submission type for each of the filings. Each of the Post-Effective Amendments was erroneously filed as EDGAR submission type “POS AM” rather than “S-8 POS,” as was intended. No securities were sold under any of the Post Effective Amendments.

Cyteir Therapeutics, Inc. will concurrently file post-effective amendments to the above referenced registration statements under the correct EDGAR submission type.

If you have any questions with respect to this matter, please contact Tara Fisher of Ropes & Gray LLP, counsel to the Registrant, at (617) 951-7000. Thank you for your assistance in this matter.

Very truly yours,

CYTEIR THERAPEUTICS, INC.

By:	/s/ David Gaiero
David Gaiero
Chief Financial Officer and Treasurer